Exhibit 99.1

Emera Shareholders Approve Special Resolution Removing Share Restrictions for Non-Canadian Residents

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated July 11, 2019 to its short form base shelf prospectus dated June 14, 2019.

HALIFAX, Nova Scotia – July 11, 2019 – At a special meeting held today, Emera Inc. (TSX:EMA) shareholders voted to amend the company’s articles of association and remove the restrictions preventing non-Canadian residents from holding or voting more than 25 per cent of the company’s voting shares.

Emera believes the removal of this restriction is positive news for shareholders. Emera anticipates this change will improve its ability to attract capital to fund our growth by removing barriers for investors, including global fund managers, whose investment decisions previously may have been influenced by the restrictions.

This amendment follows changes made by the Nova Scotia legislature in April which removed the non-Canadian resident restriction from specific legislative acts governing Emera. The legislation retains the existing restriction of any one shareholder holding more than 15 per cent of voting shares and reinforces Emera’s existing commitment to maintain its head office in Nova Scotia.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual financial statements, which can be found on SEDAR at www.sedar.com.

About Emera Inc.

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $32 billion in assets and 2018 revenues of more than $6.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol

EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Ken McOnie, 902-428-6945

Kenneth.McOnie@emera.com

or

Erin Power

902-428-6760

Erin.Power@emera.com

Media

Jeff Myrick

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